Exhibit 99.1

Waldencast plc Names Philippe Gautier Chief Financial Officer and Chief Operating Officer

September 27, 2022 – New York, NY – Waldencast plc, (NASDAQ: WALD) (“Waldencast” or “the Company”), a global multi-brand beauty and wellness platform, today announced that Philippe Gautier will join the Company as Chief Financial Officer and Chief Operating Officer on October 19, 2022. In this role, Mr. Gautier will also serve as the principal financial officer of the Company.

Mr. Gautier comes to Waldencast following a successful, thirty-year career leading the finance and operations areas of prestigious global consumer companies. Most recently, Mr. Gautier served as Group Chief Financial Officer at Selecta – a KKR portfolio company. Prior to this, he spent five years as Group Chief Financial Officer and Operations, for SMCP (Sandro, Maje, Claudie Pierlot, De Fursac). In addition, for more than a decade, Mr. Gautier served as Chief Financial Officer of major brands at Kering, including Sergio Rossi and Puma, working in Italy and in the United States. Mr. Gautier began his career at HSBC asset management in Tokyo.

Michel Brousset, Waldencast’s Founder and CEO states, “We are pleased to attract Philippe to Waldencast and believe his vast financial and operational experience, business acumen and proven track record of delivering financial improvement and operational excellence while acquiring, integrating, nurturing, and developing global luxury consumer brands will be highly valuable to us as we position Waldencast to achieve its ambition to build out a world class portfolio of beauty and wellness brands.”

“I am thrilled to join Waldencast and bring my experience to elevate the solid foundation that has been created to advance the company’s ambition to build a global best-in-class beauty and wellness multi-brand platform,” said Mr. Gautier. “I look forward to working with the Waldencast team and contributing to the success of this incredible growth company for many years into the future.”

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands.  Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Contacts:

Investors

ICR

Allison Malkin/Annie Erner/Nina Weiss

waldencastir@icrinc.com

Media

ICR

Brittney Fraser/Alecia Pulman

waldencast@icrinc.com